UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of August 2021

Commission File No.: 000-56191

PARCELPAL LOGISTICS INC.
(Name of Registrant)

1111 Melville Street, Suite 620, Vancouver, BC V6E 3V6, Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes    ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes    ☐    No  ☒

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Interim financial statements report for the second quarter ended June 30, 2021
99.2	Interim Management’s Discussion and Analysis for the second quarter ended June 30, 2021
99.3	Form 52-109FV2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Form 52-109FV2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)
99.5	News Release dated August 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARCELPAL LOGISTICS INC.

Date: August 30, 2021	By:	/s/ RICH WHEELESS
		Name:	RICH WHEELESS
		Title:	Chief Executive Officer